FORM 6-K
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                         REPORT OF A FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                Report on Form 6-K for the month of May 2001


                            GEMINI GENOMICS PLC
              (Translation of registrant's name into English)

         Announcement of Scheme of Arrangement with Sequenom, Inc.


                             162 SCIENCE PARK,
                                MILTON ROAD,
                                 CAMBRIDGE,
                                  CB4 OGH.
                                  ENGLAND
                  (address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        FORM 20-F /X/ FORM 40-F / /

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.)

                               YES / / NO /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     GEMINI GENOMICS plc
                                                     (Registrant)

Date: May 29, 2001                                   By: /s/ Paul Kelly

                                                     Paul Kelly
                                                     Chief Executive Officer



                               EXHIBIT INDEX
                                                                     Sequential
Exhibit       Description                                           Page Number

     1        Announcement Required Under Rule 2.5 of the
              (UK) City Code on Takeovers and Mergers.........................4

     2        Draft Cover Letter to Shareholders and Option
              Holders of Gemini Genomics PLC in Respect of
              Announcement...................................................34



                                                                      Exhibit 1

FOR IMMEDIATE RELEASE                                              May 29, 2001



Not for release, publication or distribution in or into Australia, Canada or Japan.

                        GEMINI GENOMICS PLC TO MERGE
                            WITH SEQUENOM, INC.

Introduction

The Boards of Gemini and SEQUENOM announce that they have agreed the terms of a proposed Transaction to create an organization that combines cutting edge genetic technology platforms with one of the world's largest collections of clinical genomics resources, including bioinformatics and analytical tools, as well as more than 20 million clinical data points from more than 75,000 volunteer subjects. SEQUENOM is a NASDAQ listed company headquartered in San Diego in the US.

Under the terms of the Transaction, holders of Gemini Scheme Shares will receive 0.2 of a new SEQUENOM Share for each Gemini Scheme Share and holders of Gemini ADSs will receive 0.4 of a new SEQUENOM Share for each Gemini ADS, resulting in the issue of up to a maximum of approximately 14.4 million new SEQUENOM Shares, options and warrants, including approximately
1.5 million options related to issued options and warrants of Gemini. The Transaction is to be effected by means of a scheme of arrangement under section 425 of the UK Companies Act.

The Exchange Proportion represents approximately a 26.25% premium to the ratio in the market of 0.3167 based on the NASDAQ closing trading price of $17.68 per SEQUENOM Share and $5.60 per Gemini ADS on May 25, 2001 the latest trading day prior to the announcement of the Transaction. The Transaction values each Gemini Scheme Share at $3.54 and each Gemini ADS at $7.07 and the issued and to be issued share capital of Gemini at approximately $238 million (using the Treasury Stock method to calculate diluted shares outstanding, under which it is assumed that option proceeds are applied to buy back shares in the market).

Immediately following completion of the Transaction, it is expected that former holders of Gemini Scheme Shares will hold approximately 35% of SEQUENOM's enlarged share capital (using the Treasury Stock method to calculate diluted shares outstanding).

The Boards of Gemini and SEQUENOM expect the Transaction to be completed in the third calendar quarter of 2001, subject to the approval of the Gemini Shareholders and the SEQUENOM Shareholders and of the Court and the satisfaction or waiver of the Conditions which are set out in Appendix I to this Announcement.

A Board of eight Directors will govern the combined company, which will retain the SEQUENOM name and be listed on NASDAQ under SEQUENOM's existing ticker SQNM. Helmut Schuhsler will remain Chairman and Michael Fitzgerald, the Chairman of Gemini, together with another Gemini nominee with relevant industry experience, will join the existing board of SEQUENOM.

Toni Schuh will remain the President and CEO of SEQUENOM and Paul Kelly, CEO of Gemini, will be appointed as Executive Vice President and will lead the SEQUENOM Biotherapeutics division.

The enlarged group will consist of two strategic business units: SEQUENOM Genomics, the MassARRAY(TM) systems, validation services and disease gene identification business; and SEQUENOM Biotherapeutics, a diagnostics and drug development unit. SEQUENOM Biotherapeutics will be based in Boston, with regional operations in Cambridge, England and Uppsala, Sweden.


Reasons for the Transaction

The Boards of Gemini and SEQUENOM believe that this Transaction presents important scientific and commercial opportunities through the creation of a company with the resources to expedite disease gene identification, drug discovery and development. Gemini's extensive collection of clinical genomics data and samples combined with SEQUENOM's cutting edge genetic technology platforms and disease gene discovery program means that the new company will have the capacity to perform millions of genetic analyses with 20 million clinical data points from more than 75,000 volunteer subjects. It will have one of the world's largest collections of clinical genomics resources. The combined company will be able to expedite its discovery activities and greatly reduce the time needed to identify and commercialize novel gene based targets.

The company aims to identify genes involved in common human diseases using bioinformatics and analytical tools. The merger will significantly expand SEQUENOM's ability to perform disease gene association and genetic marker validation studies. SEQUENOM believes this will provide a pipeline of validated genes for downstream development of diagnostic and therapeutic products. Each unit of the new structure will supplement the work of the other, with the aim of leveraging and optimizing the value of each of the previously independent companies. The combined company will have:

   o industrial-scale genotyping capacity at SEQUENOM's high throughput MassARRAY(TM)facility;

   o clinical and genetic information from diverse populations to identify genes associated to disease;

   o a disease gene patent portfolio of 11 issued patents with 89 pending and a technology patent portfolio of 59 issued or allowed patents with 96 pending;

   o critical mass and resources for an aggressive biotherapeutic development program; and

   o consolidated cash of approximately $208 million as of March 31, 2001.

Commenting on the Transaction, Toni Schuh, President and CEO of SEQUENOM, said:

         "This merger unites SEQUENOM's leading genotyping platform, MassARRAY(TM), and Gemini's vast collection of diverse populations and clinical data under one corporate roof. We believe this will significantly expand our high value genomics service and product offering. By consolidating both companies' disease gene discovery programs SEQUENOM will have the critical mass and resources to extract greater value from our disease gene discoveries," said Toni Schuh. "SEQUENOM will now possess the MassARRAY(TM) technology for large-scale genetic analysis, a portfolio of over 90 candidate disease genes, 1.3 million SNP assays, 20 million clinical data points in twin, family, patient and isolated (founder) populations, and a healthy cash position to support its biotherapeutics development program.

         "The companies have an existing collaboration, which in fewer than six months identified two novel cardiovascular disease genes using SEQUENOM's MassARRAY(TM) technology platform and Gemini's clinical resources. It is clear that the combined technological capabilities, clinical data and scientific expertise will give the company the ability to offer an enhanced suite of products and resources " added Dr. Schuh.

Commenting on the Transaction, Paul Kelly, MD, President and CEO of Gemini, said:

         "This merger is a marriage of genetic analysis technology and clinical genomics to establish what we believe will be a gene and drug target discovery powerhouse. Both parties see the benefits that will come from uniting forces and resources to accelerate disease gene discovery in some of the largest disease market areas. This combination provides the opportunity to accelerate the identification of disease-associated genes, and then to advance those into drug and diagnostic products where appropriate.

         Along with its extensive clinical population data resources, Gemini brings an attractive intellectual property estate and proprietary technology generated in the area of clinical genomics, statistical genetics and bioinformatics.

         With the recent release of information about the human genome into the public domain, it is clearer than ever that the race to diagnostic and disease gene based drug target discovery and commercialization is time-limited. This merger will enable our combined organization to move more rapidly in the ongoing endeavor of identifying the medical relevance of genomic data. "

Conference Call and Webcast:

SEQUENOM and Gemini will host a conference call today at 10:30 am Eastern Time to discuss the transaction. The call-in numbers are as follows: U.S.:
888-840-6217; International: 212-346-7490. The call is also available live and archived for approximately two weeks on the Internet at http://www.videonewswire.com/sequenom/052901/ and on the companies' websites at www.sequenom.com and www.gemini-genomics.com. A telephone replay will be available for three days at 800-633-8284 or 858-812-6440, reservation number 18974331.

Enquiries:

SEQUENOM
Tel: (858) 202 9032
Abigail Devine

Robertson Stephens, Inc.
Hany Awadalla
Tel: (646) 366 4468
Matthew Kapusta
Tel: (646) 366 4162

Gemini
Tel: (617) 527 4198
MC Sullivan

Lipe & Co.
Tel: (212) 585 2500
Alex Lipe

Seymour Pierce Limited
Tel: (44) 20 7648 8716
Jonathan Wright


This summary should be read in conjunction with the full text of the Announcement.

Except for the historical information contained herein, the matters set forth in this press release, including statements as to expansion of SEQUENOM's ability to perform certain studies, provision of a pipeline of validated genes, the development of products, the expansion of SEQUENOM's service and product offerings, the existence of the critical mass and resources to extract greater value from gene discoveries, the effect of the combination of technological capabilities, clinical data and scientific expertise on the combined company's product offerings and resources, the establishment of a gene and drug target discovery powerhouse, the benefits that will result from the union of Gemini and SEQUENOM's forces and resources, the acceleration of discoveries in disease areas, the opportunity to accelerate the identification of disease-associated genes and their advancement into products, the time limitations on gene-based target discovery and commercialization and the ability of the combined organization to move more rapidly in the identification of medical relevance of genomic data are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risks and uncertainties inherent in undertaking and completing a business combination and successfully integrating the combining companies, the risks and uncertainties inherent in drug discovery, development and commercialization efforts, the risks and uncertainties associated with Gemini and SEQUENOM's various collaborations with pharmaceutical companies and medical research institutions, the risks and uncertainties associated with Gemini and SEQUENOM's technologies and approaches to drug discovery, development and commercialization and those of their collaborative partners and competitors, the risks and uncertainties associated with intellectual property, including patents and trade secrets, and other risks detailed from time to time in Gemini and SEQUENOM's SEC reports, including SEQUENOM's Annual Report on Form 10-K for the year ended December 31, 2000 and most recent Quarterly Report on Form 10-Q and Gemini's Annual Report on Form 20-F for the year ended March 31, 2001. These forward-looking statements speak only as of the date hereof. Gemini and SEQUENOM disclaim any intent or obligation to update these forward-looking statements.

Furthermore, investors and security holders of SEQUENOM are urged to read the Proxy Statement regarding the proposed merger when it becomes available because it will contain important information about the Transaction. The Proxy Statement will be filed with the SEC by SEQUENOM. Investors and securities holders may obtain a free copy of the Proxy Statement (when it is available) and other documents filed with the SEC at the SEC's web site at http://www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from SEQUENOM.

SEQUENOM and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of SEQUENOM with respect to the transactions contemplated by the Transaction Agreement. Information regarding such officers and directors is included in SEQUENOM's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 25, 2001. This document is available free of charge at the SEC web site at http://ww.sec.gov and from SEQUENOM.

This Announcement is published on behalf of Gemini and SEQUENOM, is the sole responsibility of Gemini (except in relation to information relating solely to SEQUENOM and its directors) and SEQUENOM (in relation to information relating solely to SEQUENOM and its directors) and has been approved by Robertson Stephens International, Ltd. solely for the purposes of section 57 of the Financial Services Act 1986, which is regulated in the UK by the Securities and Futures Authority Limited. Robertson Stephens International, Ltd. is acting solely on behalf of SEQUENOM and no one else in connection with the Transaction and will not be responsible to anyone other than SEQUENOM for providing the protections afforded to customers of Robertson Stephens International, Ltd. nor for providing advice in relation to the Transaction.

Robertson Stephens, Inc., is acting as financial advisor to SEQUENOM and no one else in connection with the Transaction and will not be responsible to anyone other than SEQUENOM for providing the protections afforded to customers of Robertson Stephens Inc., nor for providing advice in relation to the Transaction.

This Announcement does not constitute an offer or an invitation to purchase any securities.

Copies of this Announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan and persons receiving this Announcement (including custodians, nominees and trustees) must not distribute or send it into or from Australia, Canada or Japan.

Rule 8 notices
Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Gemini or SEQUENOM, owns or controls, or becomes the owner or controller, directly or indirectly, of 1 per cent. or more of any class of securities of Gemini or SEQUENOM is generally required under the provisions of Rule 8 of the City Code to notify the Panel by no later than 12:00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period prior to the date on which the Transaction becomes effective or lapses or is withdrawn. Dealings by Gemini and SEQUENOM or by its "associates" (within the definition set out in the City Code) in any class of securities of Gemini and SEQUENOM or referable thereto until the end of such period must also be so disclosed.




FOR IMMEDIATE RELEASE                                              May 29, 2001

Not for release, publication or distribution in or into Australia, Canada or Japan.

              GEMINI GENOMICS PLC TO MERGE WITH SEQUENOM, INC.


                    BY MEANS OF A SCHEME OF ARRANGEMENT

                 UNDER SECTION 425 OF THE UK COMPANIES ACT

Introduction

The Boards of Gemini and SEQUENOM announce that they have reached an agreement on the terms of a merger between SEQUENOM and Gemini to be effected by means of a scheme of arrangement under section 425 of the UK Companies Act. As consideration under the Scheme, Gemini Shareholders will receive shares in SEQUENOM, a NASDAQ listed company headquartered in San Diego in the US.

Terms of the Transaction

Under the Scheme of Arrangement, SEQUENOM will issue new SEQUENOM Shares to Gemini Shareholders as at the Record Date on the following basis:

for each Gemini Scheme Share         0.2 of a new SEQUENOM Share

representing for each Gemini ADS     0.4 of a new SEQUENOM Share

Based on the 72,019,352 Gemini Shares, options and warrants, this Exchange Proportion will result in the issue of up to approximately 14.4 million new SEQUENOM Shares, options and warrants, including approximately 1.5 million options related to issued options and warrants of Gemini.

The Exchange Proportion represents approximately a 26.25% premium to the ratio in the market of 0.3167 based on the NASDAQ closing trading price of $17.68 per SEQUENOM Share and $5.60 per Gemini ADS on May 25, 2001 the latest trading day prior to the announcement of the Transaction. The Transaction values each Gemini Scheme Share at $3.54 and each Gemini ADS at $7.07 and the entire issued and to be issued share capital of Gemini at approximately $238 million (using the Treasury Stock method to calculate diluted shares outstanding, under which it is assumed that option proceeds are applied to buy back shares in the market).

New SEQUENOM Shares to be issued as consideration under the Scheme will be validly issued, fully paid and non-assessable, free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party interests and will rank pari passu in all respects with SEQUENOM Shares then in issue.

No fraction of a SEQUENOM Share will be issued to holders of Gemini Scheme Shares. In lieu thereof each holder of Gemini Scheme Shares on the Record Date who would otherwise be entitled to such a fraction of a SEQUENOM Share (after aggregating all such fractions of SEQUENOM Shares) will instead receive cash (without interest) from SEQUENOM as if any entitlement to a fraction of a SEQUENOM Share (to which such holder would otherwise have been entitled) had been sold at the like fraction of the closing trading price of SEQUENOM Shares on NASDAQ on the Effective Date.

Reasons for the Transaction

The Boards of Gemini and SEQUENOM believe that this Transaction presents important scientific and commercial opportunities through the creation of a company with the resources to expedite disease gene identification, drug discovery and development. Gemini's extensive collection of clinical genomics data and samples combined with SEQUENOM's cutting edge genetic technology platforms and disease gene discovery program means that the new company will have the capacity to perform millions of genetic analyses with 20 million clinical data points from more than 75,000 volunteer subjects. It will have one of the world's largest collections of clinical genomics resources. The combined company will be able to expedite its discovery activities and greatly reduce the time needed to identify and commercialize novel gene based targets.

The company aims to identify genes involved in common human diseases using bioinformatics and analytical tools. The merger will significantly expand SEQUENOM's ability to perform disease gene association and genetic marker validation studies. SEQUENOM believes this will provide a pipeline of validated genes for downstream development of diagnostic and therapeutic products. Each unit of the new structure will supplement the work of the other, with the aim of leveraging and optimizing the value of each of the previously independent companies. The combined company will have:

   o industrial-scale genotyping capacity at SEQUENOM's high throughput MassARRAY(TM)facility;

   o clinical and genetic information from diverse populations to identify genes associated to disease;

   o     over 90 candidate disease genes under investigation;

   o a disease gene patent portfolio of 11 issued patents with 89 pending and a technology patent portfolio of 59 issued or allowed patents with 96 pending;

   o critical mass and resources for an aggressive biotherapeutic development program; and

   o consolidated cash of approximately $208 million as of March 31, 2001.

Gemini and SEQUENOM have an existing collaboration, which in less than six months has identified two novel cardiovascular disease genes using SEQUENOM's MassARRAY(TM) technology platform and Gemini's clinical resources. The combined technological capabilities, clinical data and scientific expertise will give the company the ability to offer an enhanced suite of products and resources.

The Transaction will be treated as a purchase for accounting purposes under US GAAP.

Recommendation

The Gemini Board, which has been so advised by Lipe & Co. and Seymour Pierce Limited, financial advisers to Gemini, considers the terms of the Transaction to be fair from a financial point of view. In providing advice to the Gemini Board, Lipe & Co. and Seymour Pierce Limited have taken into account the Gemini Board's commercial assessments.

The Gemini Board intends to recommend unanimously that Gemini Shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting and the Court Meeting, as they and their related family interests intend to do in respect of holdings of approximately 23.4 million Gemini Shares or Gemini Shares represented by Gemini ADSs, representing approximately 36% of Gemini's issued share capital.

Information on SEQUENOM

SEQUENOM is a leader in the worldwide effort to identify genes and genetic variations with significant impact on human health. Using its innovative technologies, information and scientific strategy, SEQUENOM is translating data generated from the Human Genome Project into medically important applications. Breaking through the limitations of traditional genomic research, SEQUENOM's MassARRAY(TM) product line, SNP assay portfolio and disease gene discovery program are generating results that position SEQUENOM and its partners to lead the race in developing genetics-based diagnostic and therapeutic products.

SEQUENOM's Shares are traded on NASDAQ; based on the closing trading price of $17.68 per SEQUENOM Share on May 25, 2001, SEQUENOM had a diluted equity value of approximately $442 million (using the Treasury Stock method to calculate diluted shares outstanding).

For the year ended December 31, 2000 SEQUENOM reported a loss of $(32.9) million (1999: $(21.8) million) and a fully diluted loss per share of $(1.46) (1999: $(26.23)) on revenues of $10.0 million (1999: $179,000). As at December 31, 2000 SEQUENOM reported net assets of $144.9 million (1999:
$17.5 million).

For the three months ended March 31, 2001, SEQUENOM reported a loss of $(7.0) million (2000: $(14.3) million) and a fully diluted loss per share of $(0.29) (2000: $(0.85) on revenues of $5.2 million (2000: $1.6 million).
As at March 31, 2001, SEQUENOM reported net assets of $138.5 million (2000:
$144.9 million).

Information on Gemini

Gemini is a clinical genomics company focused on the discovery and commercialization of novel gene-based drug discovery targets. Because it is clear that a comprehensive understanding of disease depends on the integration of genetics, proteomics, environmental factors and clinical and medical information from human volunteers, Gemini's approach has been to collect and analyze that information from a wide range of human population groups, including twins, disease-affected families, isolated (founder) populations and drug trial subjects. By investing in leading edge bioinformatics, molecular and computational biology and other technologies, Gemini has been able to effectively apply these resources to the acceleration of disease gene identification, target discovery, and drug development.

Gemini's Shares are traded on NASDAQ; based on the closing trading price of $5.60 per Gemini Share on May 25, 2001, Gemini had a diluted equity value of approximately $187 million (using the Treasury Stock method to calculate diluted shares outstanding).

For the year ended March 31, 2001 Gemini reported a loss of $(13.2) million (2000: $(15.4) million) and a fully diluted loss per share of $(0.22) (2000: $(0.73)) on revenues of $1.6 million (2000: $0.2 million). As at March 31, 2001 Gemini reported net assets of $81.4 million (2000: $11.9 million).

Structure of the Transaction

The Transaction will be effected by means of a scheme of arrangement between Gemini and the holders of Gemini Scheme Shares under section 425 of the UK Companies Act. This procedure involves an application by Gemini to the Court to approve the cancellation of all Gemini Scheme Shares, in consideration for which holders of Gemini Scheme Shares will receive new SEQUENOM Shares on the basis set out above and new Gemini Shares will at the same time be issued to SEQUENOM so that Gemini will become a wholly-owned subsidiary within the SEQUENOM Group.

Before the Court approval referred to above can be sought, the Scheme will require approval by Gemini Shareholders at the Court Meeting. In addition, an Extraordinary General Meeting of Gemini Shareholders will be required to approve the matters referred to below and the approval of the SEQUENOM Shareholders at the Special Meeting will also be required. Once the necessary approvals have been obtained from Gemini Shareholders and SEQUENOM Shareholders and the other Conditions (set out in full in Appendix
I) have been satisfied or (where applicable) waived, the Scheme will become effective upon sanction by the Court and registration of the Final Court Order by the Registrar of Companies in England and Wales. Immediately following completion of the Transaction, it is expected that former holders of Gemini Scheme Shares will hold approximately 35% of SEQUENOM's enlarged share capital (using the Treasury Stock method to calculate diluted shares outstanding).

The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). At the Court Meeting, voting will be on a poll, and Gemini shareholders will be entitled to one vote for each Gemini Scheme Share held by them. The resolution to be proposed at the Court Meeting will be passed if a majority in number representing not less than three-fourths in value of the holders of the Gemini Scheme Shares present and voting, either in person or by proxy, votes in favour of the Scheme. For the purposes of the Scheme, any Gemini Shares held by the SEQUENOM Group will be treated as a separate class and their holders will not be entitled to vote at the Court Meeting.

The Extraordinary General Meeting will be convened for the purpose of considering and, if thought fit, passing special resolutions to approve the reduction in Gemini's share capital and amendments to Gemini's Articles of Association. These amendments to the articles will ensure that any new Gemini Shares (reflecting principally those issued after the Court Meeting in respect of the exercise of Gemini share options) will immediately after issue be transferred to SEQUENOM for SEQUENOM Shares on the same terms as provided for in the Scheme.

Upon the Scheme becoming effective, it will be binding on all holders of Gemini Scheme Shares, irrespective of whether they attend or vote at the Court Meeting or the Extraordinary General Meeting.

The Boards of Gemini and SEQUENOM expect the Transaction to be completed in the third calendar quarter of 2001, subject to the approval of the Gemini Shareholders and the SEQUENOM Shareholders and the Court and the satisfaction or waiver of the other Conditions set out in Appendix I. SEQUENOM and Gemini have entered into the Transaction Agreement regarding the implementation of the Transaction and the Scheme, which contains provisions under which a termination fee of up to $2.29 million may be payable by Gemini to SEQUENOM and by SEQUENOM to Gemini, respectively, in certain circumstances. The principal terms of the Transaction Agreement are summarized in Appendix I.

Management and employees

A Board of eight Directors will govern the combined company, which will retain the SEQUENOM name and be listed on NASDAQ under SEQUENOM's existing ticker SQNM. Helmut Schuhsler will remain Chairman and Michael Fitzgerald, the Chairman of Gemini, together with another Gemini nominee with relevant industry experience, will join the existing board of SEQUENOM.

Toni Schuh will remain the President and CEO of SEQUENOM and Paul Kelly, CEO of Gemini, will be appointed as Executive Vice President and will lead the SEQUENOM Biotherapeutics division.

The enlarged group will consist of two strategic business units: SEQUENOM Genomics, the MassARRAY(TM) systems and consumables sales, genetic marker validation services and disease gene association business; and SEQUENOM Biotherapeutics, a diagnostics and drug development unit. SEQUENOM Biotherapeutics will be based in Boston, with regional operations in Cambridge, England and Uppsala, Sweden.

SEQUENOM has confirmed that the existing contractual and statutory employment rights, including pension rights, of all the Gemini Group management and employees will be fully safeguarded.

Paul Kelly and Jeremy Ingall have agreed, with effect from the Effective Date, to enter into new employment contracts with SEQUENOM, whereupon each of Dr Kelly and Mr Ingall will receive $200,000 comprising in equal measure a relocation payment and a signing-on bonus. Both will be based principally in Newton, Massachusetts. Dr Kelly's annual base salary will be $270,000 and Mr Ingall's annual base salary will be $225,000. Each of Dr Kelly and Mr Ingall will be entitled to an annual bonus of up to 50% of their respective annual base salary and, with respect to the first year of employment, Dr Kelly will be entitled to a guaranteed minimum bonus of $67,500 and Mr. Ingall will be entitled to a guaranteed minimum bonus $56,250. Both Dr Kelly and Mr Ingall will be eligible to participate in all employee benefit, welfare and other plans, practices, policies and programs and fringe benefits of SEQUENOM on a basis no less favourable than those provided to other similarly situated executives of SEQUENOM and SEQUENOM 's subsidiaries. The employment of each of Dr Kelly and Mr Ingall may be terminated by SEQUENOM without cause only upon 12 month's written notice or by making payment in lieu of notice as described in the following sentence. If SEQUENOM wishes to make payment in lieu of notice or if Dr Kelly or Mr Ingall terminate their respective employment due to constructive dismissal (for example, relocation, diminution in authority or responsibilities or status, material breach of agreement by SEQUENOM), each of Dr Kelly and Mr Ingall will be entitled to a severance payment equal to 100% of their respective then annual base salary. Other customary provisions, including restrictive covenants and indemnification, are also contained in the proposed employment terms of each of Dr Kelly and Mr Ingall. The arrangements also make provision for the issue of options with exercise prices at the prevailing market price at the Effective Time.

Gemini share option schemes and warrants

The Scheme will extend to Gemini Shares issued upon exercise of options under the Gemini Share Option Schemes where the Gemini Shares are in issue at or prior to the close of business on the Business Day before the date of the Final Court Order. The Scheme will not extend to Gemini Shares issued on exercise of options under the Gemini Share Option Schemes after that time. Options under the Gemini Share Option Schemes will be exercisable for a limited period after the Final Court Order. It is proposed that the Articles of Association of Gemini will be amended so that Gemini Shares issued after the close of business on the Business Day before the date of the Final Court Order to any person other than SEQUENOM or its nominee will be exchanged for SEQUENOM Stock on the same terms as provided for in the Scheme. As a result, any person exercising options under the Gemini Share Option Schemes in respect of Gemini Shares after that time, whether as a result of those options becoming exercisable because the Court sanctions the Scheme or otherwise, will receive SEQUENOM Stock in place of those Gemini Shares on the same terms as provided in the Scheme.

SEQUENOM intends to offer option holders under the Gemini Share Option Schemes the opportunity to elect to replace their existing unexercised options with equivalent options over shares of SEQUENOM Stock either under the exchange of options terms of the Gemini Share Option Schemes or, where no such terms are provided, on a similar basis. The number of shares of SEQUENOM Stock over which option holders who make such an election will receive a replacement option will be calculated by multiplying the Exchange Proportion of a share of SEQUENOM Stock by the number of Gemini Shares (or Gemini ADS as the case may be) to which the replaced option related, rounding to the nearest whole number of shares of SEQUENOM Stock after aggregating fractions. The exercise price of each replacement option will be calculated by applying the Exchange Proportion accordingly by reference to the exercise price of the replaced option. For options under the UK Inland Revenue Approved Share Option Scheme, the number of shares over which option holders will receive a replacement option and the exercise price for those options will be determined by agreement with the UK Inland Revenue. The terms applicable to options under the UK Inland Revenue Approved Share Option Scheme are expected to be substantially similar to those applicable to other options under these arrangements. The directors of Gemini who hold options under the Gemini Share Option Schemes have undertaken to elect to replace their existing options under these proposals.

Holders of options under the Gemini Share Option Schemes will be sent details of these proposals in due course.

The holder of existing warrants to purchase 40,000 Gemini Shares has agreed to vary the terms under which the existing warrants are held and under which the holder may be entitled to further warrants to purchase as additional 60,000 Gemini Shares, so that the warrants will represent warrants to purchase the appropriate number of shares of SEQUENOM Common Stock at the Exchange Proportion.

Formal documentation

The formal documentation relating to the Transaction, which will be sent to Gemini Shareholders in due course, will include the notices for the Court Meeting and the Extraordinary General Meeting of Gemini Shareholders and will explain the actions that should be taken by them. SEQUENOM will be sending the Proxy Statement to its shareholders in connection with the Special Meeting of SEQUENOM Shareholders being held for the purpose of approving the issue of new SEQUENOM Shares pursuant to the Transaction.

Other information

Gemini will provide the Depositary, for redistribution to the holders of Gemini ADSs, written voting instructions that will include information with respect to the Transaction and provide such holders with instructions as to the actions to be taken by them in order to vote the Gemini Shares represented by their ADSs. Subject to timely receipt by the Depositary of written voting instructions in the prescribed form, holders of Gemini ADSs may require the Depositary to vote at the Meetings in accordance with their instructions. Gemini ADSs will not be entitled to attend the Meetings although the Depositary, as registered holder of Gemini Shares underlying the Gemini ADSs, will be so entitled. Holders of Gemini ADSs wishing to attend the Meetings should take steps to present their Gemini ADSs to the Depositary for cancellation and delivery of Gemini Shares so as to become registered holders of Gemini Shares. Further information for Gemini ADS holders will be contained in the Scheme Circular.

Financial effects of the Transaction

The following table shows (for illustrative purposes only and on the basis set out in the notes below) the financial effects for a holder of one Gemini ADS (each representing two Gemini Shares) if the Scheme becomes effective. No account is taken of fractional entitlements, or any liability to taxation, in the following assessment.

                                               Based on market  value
                                               of  Gemini  ADS on May
                                               25, 2001

                                                      $
Market value of 0.4 of a SEQUENOM Share (i)           7.07
Market value of one Gemini ADS (ii)                   5.60
Increase in capital value                             1.47
Percentage increase in capital value                  26.25%

(i) The market value of a SEQUENOM Share is based upon the NASDAQ closing trading price of $17.68 per SEQUENOM Share on May 25, 2001, the last trading day prior to the announcement of the Transaction.

(ii) The market value of a Gemini ADS is based upon the NASDAQ closing trading price of $5.60 per Gemini ADS on May 25, 2001, the last trading day prior to the announcement of the Transaction.

Gemini has not paid any cash dividends on its issued share capital since its initial public offering in July 2000. It is the current policy of the Board of Gemini to retain future earnings to finance its operations and future growth.

SEQUENOM has not paid any cash dividends on its issued common stock since its initial public offering in February 2000. SEQUENOM intends to retain future earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future.

Based on this dividend policy, the income effects of acceptance for a holder of Gemini ADSs if the Scheme becomes effective have not been illustrated.

General

The Transaction will be subject to the Conditions set out in Appendix I and to such other terms to be set out in the Scheme Circular as may be required to comply with the UK Companies Act and the provisions of the City Code.

Persons not resident in the UK may be affected by the laws of the relevant jurisdiction. Persons who are not resident in the UK should inform themselves about and observe any applicable requirements.

Andi Braun (chief medical officer of SEQUENOM) owns 200 Gemini Shares. Robertson Stephens, Inc. (financial adviser to SEQUENOM) acts as market-maker in the United States for SEQUENOM Shares and may deal in SEQUENOM Shares and Gemini Shares on NASDAQ. Save as aforesaid, neither SEQUENOM, nor any of its directors, nor so far as SEQUENOM is aware any person acting in concert with SEQUENOM, owns or controls any Gemini Shares or has any option to acquire any Gemini Shares or has entered into any derivative referenced to securities of Gemini which remains outstanding. SEQUENOM will, for technical reasons, acquire at least one Non-voting Deferred Share from Gemini prior to the Effective Date. In view of the requirement for confidentiality, SEQUENOM has not made enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with SEQUENOM for the purposes of the Transaction.

Information relating to certain tax issues will be provided in the Scheme Circular.


The conditions to the Transaction are set out in Part A of Appendix I to this Announcement and certain defined terms and expressions are set out in Appendix II to this Announcement.

Except for the historical information contained herein, the matters set forth in this press release, including statements as to expansion of SEQUENOM's ability to perform certain studies, provision of a pipeline of validated genes, the development of products, the expansion of SEQUENOM's service and product offerings, the existence of the critical mass and resources to extract greater value from gene discoveries, the effect of the combination of technological capabilities, clinical data and scientific expertise on the combined company's product offerings and resources, the establishment of a gene and drug target discovery powerhouse, the benefits that will result from the union of Gemini and SEQUENOM's forces and resources, the acceleration of discoveries in disease areas, the opportunity to accelerate the identification of disease-associated genes and their advancement into products, the time limitations on gene-based target discovery and commercialization and the ability of the combined organization to move more rapidly in the identification of medical relevance of genomic data are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risks and uncertainties inherent in undertaking and completing a business combination and successfully integrating the combining companies, the risks and uncertainties inherent in drug discovery, development and commercialization efforts, the risks and uncertainties associated with Gemini and SEQUENOM's various collaborations with pharmaceutical companies and medical research institutions, the risks and uncertainties associated with Gemini and SEQUENOM's technologies and approaches to drug discovery, development and commercialization and those of their collaborative partners and competitors, the risks and uncertainties associated with intellectual property, including patents and trade secrets, and other risks detailed from time to time in Gemini and SEQUENOM's SEC reports, including SEQUENOM's Annual Report on Form 10-K for the year ended December 31, 2000 and most recent Quarterly Report on Form 10-Q and Gemini's Annual Report on Form 20-F for the year ended March 31, 2001. These forward-looking statements speak only as of the date hereof. Gemini and SEQUENOM disclaim any intent or obligation to update these forward-looking statements.

Furthermore, investors and security holders of SEQUENOM are urged to read the Proxy Statement regarding the proposed merger when it becomes available because it will contain important information about the Transaction. The Proxy Statement will be filed with the SEC by SEQUENOM. Investors and securities holders may obtain a free copy of the Proxy Statement (when it is available) and other documents filed with the SEC at the SEC's web site at http://www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from SEQUENOM.

SEQUENOM and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of SEQUENOM with respect to the transactions contemplated by the Transaction Agreement. Information regarding such officers and directors is included in SEQUENOM's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 25, 2001. This document is available free of charge at the SEC web site at http://ww.sec.gov and from SEQUENOM.

This Announcement is published on behalf of Gemini and SEQUENOM, is the sole responsibility of Gemini (except in relation to information relating solely to SEQUENOM and its directors) and SEQUENOM (in relation to information relating solely to SEQUENOM and its directors) and has been approved by Robertson Stephens International, Ltd. solely for the purposes of section 57 of the Financial Services Act 1986, which is regulated in the UK by the Securities and Futures Authority Limited. Robertson Stephens International, Ltd. is acting solely on behalf of SEQUENOM and no one else in connection with the Transaction and will not be responsible to anyone other than SEQUENOM for providing the protections afforded to customers of Robertson Stephens International, Ltd. nor for providing advice in relation to the Transaction.

Robertson Stephens, Inc., is acting as financial advisor to SEQUENOM and no one else in connection with the Transaction and will not be responsible to anyone other than SEQUENOM for providing the protections afforded to customers of Robertson Stephens Inc., nor for providing advice in relation to the Transaction.

This Announcement does not constitute an offer or an invitation to purchase any securities.

Copies of this Announcement are not being, and must not be, mailed or otherwise distributed nor sent in or into Australia, Canada or Japan and persons receiving this Announcement (including custodians, nominees and trustees) must not distribute or send it into or from Australia, Canada or Japan.

Rule 8 notices
Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Gemini or SEQUENOM, owns or controls, or becomes the owner or controller, directly or indirectly, of 1 per cent. or more of any class of securities of Gemini or SEQUENOM is generally required under the provisions of Rule 8 of the City Code to notify the Panel by no later than 12:00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period prior to the date on which the Transaction becomes effective or lapses or is withdrawn. Dealings by Gemini and SEQUENOM or by its "associates" (within the definition set out in the City Code) in any class of securities of Gemini and SEQUENOM or referable thereto until the end of such period must also be so disclosed.



                                 APPENDIX I

                         The Transaction Agreement

A. Conditions to the implementation of the Scheme of Arrangement and the Transaction

1. The Transaction is conditional upon the Scheme becoming effective by not later than November 30, 2001 or such later date as Offeree and Offeror may agree and the Court shall approve.

2.       The Scheme will become effective and binding following:

         (a) approval by a majority in number representing three-fourths in value of the holders of the Offeree Shares, present and voting, either in person or by proxy, at the Court Meeting (or any adjournment thereof);

         (b) the passing of any resolutions required to implement the Scheme and to amend the articles of association of Offeree in the manner indicated in the paragraph headed "Structure of the Transaction" in the Announcement at the Extraordinary General Meeting (or any adjournment thereof);

         (c) the approval by the requisite majorities of votes of the holders of Offeror Shares at the Special Meeting called for the purpose of approving the issuance of the Offeror Shares pursuant to the Scheme; and

         (d) sanction of the Scheme and confirmation of the reduction of capital involved therein by the Court (in both cases, with or without modification agreed by Offeror and Offeree), an office copy of the Final Court Order being delivered for registration to the Registrar of Companies in England and Wales and, in the case of reduction of capital, registered by him.

3. Offeree and Offeror have agreed, subject as stated in paragraph 4 of this Appendix, that the Transaction will also be conditional upon the following matters, and, accordingly, an office copy of the Final Court Order will only be delivered for registration to the Registrar of Companies in England and Wales if:

         (a) except as disclosed in the Offeree Annual Report for the fiscal year ended March 31, 2001 on Form 20-F (filed with the SEC on or about May 23, 2001) or as otherwise publicly disclosed in any filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act prior to the date of this Announcement ("publicly disclosed") by Offeree, or as fairly disclosed in writing to Offeror prior to the date of this Announcement (each and collectively "Offeree Disclosed Matters"), since March 31, 2001:

                  (i) no investigation or enquiry by any Third Party (as defined in paragraph (c) below) having statutory or regulatory competence other than in relation to the Scheme and no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Offeree Group is or may become a party (whether as plaintiff or defendant or otherwise) other than in relation to the Scheme has been threatened in writing, announced or instituted by or remains outstanding against or in respect of any member of the Offeree Group which, in any such case, is material and adverse in the context of the Offeree Group taken as a whole;

                  (ii) there has been no material adverse change in the business, financial position or trading position of the Offeree Group taken as a whole;

                  (iii) no contingent or other liability of any member of the Offeree Group has arisen or has become apparent or has increased which would or could reasonably be expected materially and adversely to affect the Offeree Group taken as a whole;

                  (iv) Offeror has not discovered regarding the Offeree Group that:

                           (1)      any written financial, business or
                                    other information which has been
                                    publicly disclosed at any time by any
                                    member of the Offeree Group is
                                    misleading or contains
                                    misrepresentations of fact or omits to
                                    state a fact necessary to make the
                                    information contained therein not
                                    misleading in any case which has not
                                    subsequently and prior to the date of
                                    this Announcement been corrected by
                                    such disclosure, and, in any event,
                                    which is material in the context of the
                                    Offeree Group taken as a whole; or

                           (2)      any written financial, business or
                                    other information (except for
                                    forecasts, statements of opinion,
                                    projections, budgets or estimates)
                                    disclosed by or on behalf of any member
                                    of the Offeree Group privately to any
                                    member of the Offeror Group or its
                                    advisers is misleading or contains a
                                    misrepresentation of fact or omits to
                                    state a fact necessary to make the
                                    information contained therein not
                                    misleading in any case which has not
                                    subsequently and prior to the date of
                                    this Announcement been corrected by
                                    such disclosure and, in any event,
                                    which is material in the context of the
                                    Offeree Group taken as a whole;

         (b) except as disclosed in Offeror's Annual Report for the fiscal year ended December 31, 2000 on Form 10-K (filed with the SEC on or about April 2, 2001) and Offeror's Quarterly Report for the period ended March 31, 2001 on Form 10-Q (filed with the SEC on or about May 15, 2001) or as otherwise publicly disclosed by Offeror, or as fairly disclosed in writing to Offeree prior to the date of this Announcement (each and collectively "Offeror Disclosed Matters"), since December 31, 2000:

                  (i) no investigation or enquiry by any Third Party (as defined in paragraph (c) below) having statutory or regulatory competence other than in relation to the Scheme and no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Offeror Group is or may become a party (whether as plaintiff or defendant or otherwise) other than in relation to the Scheme has been threatened in writing, announced or instituted by or remains outstanding against or in respect of any member of the Offeror Group which, in any such case, is material and adverse in the context of the Offeror Group taken as a whole;

                  (ii) there has been no material adverse change in the business, financial position or trading position of the Offeror Group taken as a whole;

                  (iii) no contingent or other liability of any member of the Offeror Group has arisen or has become apparent or has increased which would or could reasonably be expected materially and adversely to affect the Offeror Group taken as a whole;

                  (iv) Offeree has not discovered regarding the Offeror Group that:

                           (1)      any written financial, business or
                                    other information which has been
                                    publicly disclosed at any time by any
                                    member of the Offeror Group is
                                    misleading or contains
                                    misrepresentations of fact or omits to
                                    state a fact necessary to make the
                                    information contained therein not
                                    misleading in any case which has not
                                    subsequently and prior to the date of
                                    this Announcement been corrected by
                                    such disclosure, and, in any event,
                                    which is material in the context of the
                                    Offeror Group taken as a whole; or

                           (2)      any written financial, business or
                                    other information (except for
                                    forecasts, statements of opinion,
                                    projections, budgets or estimates)
                                    disclosed by or on behalf of any member
                                    of the Offeror Group privately to any
                                    member of the Offeree Group or its
                                    advisers is misleading or contains a
                                    misrepresentation of fact or omits to
                                    state a fact necessary to make the
                                    information contained therein not
                                    misleading in any case which has not
                                    subsequently and prior to the date of
                                    this Announcement been corrected by
                                    such disclosure and, in any event,
                                    which is material in the context of the
                                    Offeror Group taken as a whole;

         (c) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, or court, or trade agency, or association, or institutional or professional body (or other person or body having statutory or regulatory competence) in any jurisdiction (each and collectively a "Third Party") has instituted, implemented or threatened to take any action, proceeding, suit, investigation or inquiry, or has made, proposed or enacted any statute, regulation or order, or taken any other steps, which would or could reasonably be expected to:

                  (i) make the Transaction or Scheme or their respective implementation or the acquisition of any shares in, or control of, Offeree by Offeror or any member(s) of the Offeror Group void, illegal or unenforceable under the laws of any jurisdiction or otherwise directly or indirectly restrain, prohibit, restrict, delay or interfere with the implementation or performance thereof or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith, in each case in a manner or to an extent that is material in the context of the Transaction; or

                  (ii) require, prevent or delay the divestiture or alter the terms of any proposed divestiture by any member of the Offeree Group or (in connection with the Scheme) any member of the Offeror Group of all or any portion of their respective businesses, assets or property, or impose any limitation on the ability of any of them to conduct their respective businesses or own their assets or property or any part thereof and which in any such case is material in the context of the Offeree Group or the Offeror Group (in each case taken as a whole), being the group on which such requirement or imposition is made, as the case may be; or

                  (iii) impose any limitation on, or result in any delay in the ability of any member of the Offeror Group to acquire, directly or indirectly, or to hold or exercise effectively all or any rights of ownership of any Offeree Shares held by any member of the Offeror Group or on the ability of any member of the Offeror Group to exercise management control over Offeree or any member of the Offeree Group or on the ability of Offeree or any member of the Offeree Group or Offeror to hold or exercise effectively any rights of ownership of shares or other securities (or the equivalent) in any member of the Offeree Group held or owned by it, in each case, in a manner or to an extent which would be material in the context of the Transaction, the Offeror Group or the Offeree Group, as the case may be; or

                  (iv) require any member of the Offeror Group or the Offeree Group to offer to acquire any shares or other securities (or the equivalent) owned by any third party in the capital of any member of the Offeree Group or the Offeror Group, in each case, in a manner or to an extent which would be material in the context of the Offeror Group or the Offeree Group taken as a whole, as the case may be; or

                  (v) impose any limitation on the ability of any member of the Offeror Group or any member of the Offeree Group to integrate or co-ordinate its business, or any part of it, with the businesses of any other member of the wider Offeror Group or the wider Offeree Group in each case in a manner or to an extent which would be material in the context of the Offeror Group or the Offeree Group, as the case may be; or

                  (vi) otherwise affect the business, financial position or trading position of the Offeror Group or the Offeree Group, in each case taken as a whole, in a manner which is material and adverse;

                  and all applicable waiting and other periods during which any relevant authority could have intervened, in respect of the Transaction or the implementation of the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group, have expired, lapsed or terminated;

         (d) all necessary notifications and filings in any jurisdiction have been made, all regulatory and statutory obligations in any jurisdiction have been complied with, all necessary waiting and other time periods (including any extension(s) thereof) under any applicable legislation or regulations in any jurisdiction have expired, lapsed or terminated, in each case in respect of the Transaction and the implementation of the Scheme and the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group and the acquisition of SEQUENOM Shares pursuant to the Scheme or in relation to the affairs of any member of the Offeree Group and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals necessary or appropriate in any jurisdiction (collectively "Consents") (in terms and a form satisfactory to Offeror, acting reasonably) in respect of the Transaction and the implementation of the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group or in relation to the affairs of any member of the Offeree Group, have been obtained from appropriate Third Parties together with those (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Offeror Group or any member of the Offeree Group has entered into contractual arrangements (and which are in any event material in the context of the Offeror Group or the Offeree Group taken as a whole (as the case maybe)) and all such Consents, together with all Consents necessary for Offeree to carry on its business, remain in full force and effect and all filings necessary for such purpose have been made or received and there has not been received any notice or indication of any intention to revoke, suspend, restrict, modify or not to renew the same in any such case in a manner or to an extent that is material and adverse in the context of the relevant group;

         (e) save as disclosed in Offeree Disclosed Matters, there is no provision of any arrangement, agreement, licence, permit, franchise or other binding instrument to which any member of the Offeree Group is a party or by or to which any member of the Offeree Group or any part of its assets may be bound, entitled or subject (which is material in the context of the Offeree Group taken as a whole) (collectively, "Material Agreements") and which, in consequence of the Transaction or the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in or control or management of Offeree or any member of the Offeree Group by Offeror or any member(s) of the Offeror Group, would or might reasonably be expected to (to an extent which is material and adverse in the context of the Offeree Group taken as a whole) result in:

                  (i) any monies borrowed by or other indebtedness or liability, actual or contingent, of or grant available to, any member of the Offeree Group being or becoming repayable or being capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member of the Offeree Group to borrow monies or incur any indebtedness being withdrawn or materially inhibited; or

                  (ii) the creation or enforcement of any liabilities or any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Offeree Group or any such security interest (whenever and wherever arising or having arisen) becoming enforceable; or

                  (iii) any such Material Agreement being terminated or adversely modified or any unduly onerous obligation or liability arising under or any action being taken pursuant to such Material Agreement; or

                  (iv) any assets or interests of any member of the Offeree Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business; or

                  (v) any member of the Offeree Group ceasing to be able to carry on its business under any name which it at present uses; or

                  (vi) any interest or business of any member of the Offeree Group in or with any other person, firm or body (or any arrangements relating to any such interest or business) being terminated, or adversely affected or modified; or

                  (vii) the business, financial position or trading position of any member of the Offeree Group being prejudiced or adversely affected;

                  and no event has occurred which, under any such Material Agreement, could reasonably be expected to result in any event or circumstance referred to in paragraphs 3(e)(i) to (vii);

         (f) since March 31, 2001 and except as publicly disclosed or disclosed pursuant to Offeree Disclosed Matters or as would be disclosed by a search at the Companies Registry for England and Wales against Offeree made as at the Business Day immediately preceding the date of this
                  Announcement:

                  (i) (save as between a wholly-owned Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree) no member of the Offeree Group has issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for any options granted, and Offeree Shares unconditionally issued upon or pursuant to the exercise of options granted, prior to the date of this Announcement under the Gemini Share Option Schemes and disclosed in writing to Offeror prior to such date);

                  (ii) no member of the Offeree Group has recommended, declared, paid, made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (save as between a wholly-owned Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree);

                  (iii) no member of the Offeree Group has made or authorised or proposed or announced any material change in its share or loan capital, outside the ordinary course of business;

                  (iv) (save for transactions between a wholly-owed Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree) no member of the Offeree Group has merged with or demerged or acquired any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (other than in the ordinary course of business) which is material to the Offeree Group taken as a whole or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal or transfer or other event as aforesaid;

                  (v) no member of the Offeree Group has authorised, issued or proposed the issue of any debentures, or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability of an aggregate amount which is material in the context of the Offeree Group taken as a whole;

                  (vi) no member of the Offeree Group has purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

                  (vii) no member of the Offeree Group has entered into or varied any contract (including any guarantee), arrangement, transaction or binding commitment (whether in respect of capital expenditure or otherwise), which is of a long-term, unduly onerous or unusual nature or magnitude or which is or would be restrictive of the business of any member of the Offeree Group or which involves or would involve an obligation of such a nature or magnitude and which is other than in the ordinary course of business and which in each case is material in the context of the Offeree Group taken as a whole;

                  (viii) except as referred to in this Announcement, neither Offeree nor any of its Subsidiaries has entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract (including any service contract) with any of the directors of Offeree which is material in the context of the Offeree Group taken as a whole;

                  (ix) no member of the Offeree Group has taken any corporate action or had any legal proceedings instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case in a manner which could reasonably be expected to have a material and adverse effect on the Offeree Group taken as a whole);

                  (x) no member of the Offeree Group has been unable or has admitted in writing that it is unable to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

                  (xi) no member of the Offeree Group has waived or compromised any claim which is material in the context of the Offeree Group, taken as a whole;

                  (xii) the Offeree has not made any alteration to its Memorandum or Articles of Association (other than the alterations agreed with the Offeror to be proposed at the Extraordinary General Meeting); and

                  (xiii) no member of the Offeree Group has entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events referred to in this paragraph 3(f);

         (g) since December 31, 2000 and except as publicly disclosed or disclosed pursuant to Offeror Disclosed Matters or as would be disclosed in any publicly available certificate relating to the Offeror issued by the Secretary of State for the State of Delaware as at the Business Day immediately preceding the date of this Announcement:

                  (i) (save as between a wholly-owned Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror) no member of the Offeror Group has issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for any options granted, and Offeror Shares unconditionally issued upon or pursuant to the exercise of options granted, prior to the date of this Announcement under the SEQUENOM Share Option Plan and disclosed in writing to Offeree prior to such date);

                  (ii) no member of the Offeror Group has recommended, declared, paid, made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (save as between a wholly-owned Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror);

                  (iii) no member of the Offeror Group has made or authorised or proposed or announced any material change in its share or loan capital, outside the ordinary course of business;

                  (iv) (save for transactions between a wholly-owed Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror) no member of the Offeror Group has merged with or demerged or acquired any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (other than in the ordinary course of business) which is material to the Offeror Group taken as a whole or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal or transfer or other event as aforesaid;

                  (v) no member of the Offeror Group has authorised, issued or proposed the issue of any debentures, or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability of an aggregate amount which is material in the context of the Offeror Group taken as a whole;

                  (vi) no member of the Offeror Group has purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

                  (vii) no member of the Offeror Group has entered into or varied any contract (including any guarantee), arrangement, transaction or binding commitment (whether in respect of capital expenditure or otherwise), which is of a long-term, unduly onerous or unusual nature or magnitude or which is or would be restrictive of the business of any member of the Offeror Group or which involves or would involve an obligation of such a nature or magnitude and which is other than in the ordinary course of business and which in each case is material in the context of the Offeror Group taken as a whole;

                  (viii) except as referred to in this Announcement, neither Offeror nor any of its Subsidiaries has entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract (including any service contract) with any of the directors of Offeror which is material in the context of the Offeror Group taken as a whole;

                  (ix) no member of the Offeror Group has taken any corporate action or had any legal proceedings instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case in a manner which could reasonably be expected to have a material and adverse effect on the Offeror Group taken as a whole); (x) no member of the Offeror Group has been unable or has admitted in writing that it is unable to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

                  (xi) no member of the Offeror Group has waived or compromised any claim which is material in the context of the Offeror Group, taken as a whole;

                  (xii) Offeror has not made any alteration to its Certificate of Incorporation and By-Laws; and

                  (xiii) no member of the Offeror Group has entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events referred to in this paragraph 3(g);

         (h) the Offeror Shares to be issued pursuant to the Scheme have been approved for trading upon notice of issuance on NASDAQ;

         (i)      Offeror has not discovered that, save for Offeree
                  Disclosed Matters:

                  (i) any past or present member of the Offeree Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the storage, carriage, disposal, discharge, spillage, leakage or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leakage or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Offeree Group and which is material and adverse in the context of the Offeree Group taken as a whole; or

                  (ii) there is or is likely to be any liability (whether contingent or otherwise) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Offeree Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, under any environmental legislation, notice, circular or order of any relevant authority or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto, in any such case to an extent which is material and adverse in the context of the Offeree Group taken as a whole; or

                  (iii) circumstances exist whereby a person or class of persons would be likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Offeree Group which, in any such case, would or could reasonably be expected to be material and adverse in the context of the Offeree Group taken as a whole;

         (j)      Offeree has not discovered that, save for Offeror
                  Disclosed Matters:

                  (i) any past or present member of the Offeror Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the storage, carriage, disposal, discharge, spillage, leakage or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leakage or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Offeror Group and which is material and adverse in the context of the Offeror Group taken as a whole; or

                  (ii) there is or is likely to be any liability (whether contingent or otherwise) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Offeror Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, under any environmental legislation, notice, circular or order of any relevant authority or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto, in any such case to an extent which is material and adverse in the context of the Offeror Group taken as a whole; or

                  (iii) circumstances exist whereby a person or class of persons would be likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Offeror Group which, in any such case, would or could reasonably be expected to be material and adverse in the context of the Offeror Group taken as a whole;

         (k) each of Paul Kelly, Jeremy Ingall and Patrick Kleyn having before the Effective Date entered into agreements with Offeree to terminate their existing service agreements with Offeree and having entered into or agreed to enter into new service agreements with Offeror, in each case on terms reflecting the terms agreed with them on or prior to May 29, 2001 and otherwise in the terms agreed from time to time between such persons, Offeror and Offeree, in each case subject to the Scheme becoming effective;

         (l) each of Offeror and Michael Fitzgerald, Genelink Holdings Ltd, Radisson Trustees Ltd and Cloverleaf Holdings Limited has executed and delivered on or prior to the Effective Date the new registration rights agreement in the Agreed Terms;

         (m) Michael Fitzgerald and his nominee have been appointed as directors to the board of the Offeror;

         (n) each of Offeree and Offeror has not breached the terms of and has performed its obligations pursuant to the Transaction Agreement, in any such case in all material respects; and

         (o) the engagement letter between Lipe & Co. and Offeree, as amended as of May 27, 2001, remaining in full force and effect, without further amendment.

4. Offeror reserves the right and shall be entitled, in its absolute discretion, to waive all or any of the conditions set out in paragraph 3 above other than conditions (b), (g), (h), (j) and (m) provided that it will waive conditions (c), (d) and (l) only with Offeree's prior written approval and condition (n) only to the extent that it relates to Offeree or the Offeree's Group. Offeree reserves the right and shall be entitled, in its absolute discretion, to waive all or any of the conditions set out in paragraph 3 above other than conditions (a), (e), (f), (i), (k) and (o) provided that it will waive conditions (c) and (d) only with Offeror's prior written approval and condition (n) only to the extent that it relates to Offeror or the Offeror's Group.

5. Offeree and Offeror have agreed, subject as stated in paragraph 6 of Part A of this Appendix, that the Transaction will also be conditional upon and, accordingly, an office copy of the Final Court Order will only be delivered for registration to the Registrar of Companies in England and Wales if (i) clearances have been received, in a form reasonably acceptable to the Directors of Offeree, from the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 and under section 707 of the Income and Corporation Taxes Act 1988 for transactions involved in the Scheme and (ii) the Transaction qualifies as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code, provided that neither Offeree nor Offeror may otherwise assert that the condition under clause
         (ii) of this paragraph 5 has not been satisfied if such asserting party is in breach of its obligations under Clause 8.15 of the Transaction Agreement; provided, further, that Offeror may not otherwise assert that the condition under clause (ii) of this paragraph 5 has not been satisfied if Skadden, Arps, Slate, Meagher & Flom LLP provides an opinion to Offeror and Offeree to the effect that the Transaction will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

6. Offeree reserves the right, in its absolute discretion, to waive the condition set out in paragraph 5(i). Offeror shall have no right to waive the condition set out in paragraph 5(i). Each of Offeror and Offeree reserves the right, in its absolute discretion, to waive the condition set out in paragraph 5(ii) subject as therein provided.

7. The Scheme will not proceed if the proposed Transaction is referred to the Competition Commission before the date of the Court Meeting. In such event, neither Offeror nor any holder of Offeree Shares will be bound by any term of the Scheme.

B.       Other principal terms of the Transaction Agreement

         On May 29, 2001, SEQUENOM and Gemini entered into the Transaction Agreement which provides, amongst other things, as follows:

                  (a)      The Merger

                           SEQUENOM and Gemini have agreed to use all reasonable endeavours to comply with the agreed timetable for the Merger and (so far as they each may be able) to achieve satisfaction of the Conditions save that neither party is obliged to waive any condition or take any action if the Board of the other party has withdrawn (or modified in a manner adverse to implementation of the Transaction) its approval or recommendation of the transactions contemplated by the Transaction Agreement (whether before or after the Court Meeting or the Extraordinary General Meeting) and provided it has, at such time, paid any amounts due to be paid at that time as described below (together a "Withdrawal and Payment Event");

                  (b)      Share Transfer

                           SEQUENOM has agreed and undertaken to Gemini that it will acquire at least one Non-voting Deferred Share prior to the Effective Date, and Gemini has agreed to procure that SEQUENOM will become the registered holder of such a Share;

                  (c)      Share Exchange

                           (i) unless a Withdrawal and Payment Event has occurred, Gemini has agreed to seek the earliest appropriate dates for the relevant Court hearings and, in the event of the requisite resolutions being passed by the requisite majorities, promptly to apply to the Court for, and diligently to seek, its sanction of the Scheme;

                           (ii) SEQUENOM will, subject to the Scheme becoming effective, issue Consideration Stock to Gemini Scheme Shareholders on the Record Date on the terms summarised in this Announcement;

                           (iii) Gemini and SEQUENOM have agreed subject to the requirements of the U.K. Inland Revenue and the Panel (where applicable) that each option over Gemini Shares granted prior to the Record Date under the terms of the Gemini Share Option Schemes shall (if the Scheme becomes effective) be dealt with in accordance with the proposals to be made to option holders under the Gemini Share Option Schemes as described in this Announcement and that existing warrants to subscribe for Gemini Shares will, if the Scheme becomes effective, be converted by agreement with the warrantholder into warrants to purchase the appropriate number of SEQUENOM Shares, applying the Exchange Proportion;

                  (d)      Representations and warranties

                           The parties have given certain representations and warranties concerning their status, condition and operations in terms that the parties have determined are appropriate for a transaction of this nature and have agreed to provide confirmation of the continuing satisfaction of these representations and warranties as a condition of completion of the Transaction. Each party has agreed to waive any breach of representation or warranty if so required by the Panel.

                  (e)      Undertakings

                           (i)      The parties have given certain
                                    undertakings concerning the
                                    implementation of the Transaction and
                                    their respective obligations during the
                                    period prior to and following the
                                    Effective Date, the liability for
                                    breach of which is identified below as
                                    the Maximum Liability;

                           (ii) Each party has agreed that during an exclusivity period expiring no later than November 30, 2001, it will not, and it will procure that none of its affiliates, advisers or representatives or those of any member of its Group, will solicit, initiate or knowingly encourage (including by way of furnishing information) or enter into discussions or negotiations regarding any other takeover proposal or non-ordinary course acquisition or disposal of assets;

                                    A party may engage in discussions or
                                    negotiations with and furnish
                                    information despite this commitment if
                                    and only to the extent that its Board
                                    concludes in good faith after
                                    consultation with and based upon the
                                    advice of its legal advisers that the
                                    failure to take such action would be in
                                    breach of the fiduciary duties of the
                                    directors or would violate the
                                    obligations of the Board under the
                                    provisions of the City Code and/or
                                    applicable law or regulation or rules
                                    of any applicable exchange;

                           (iii) Each party has agreed to recommend its shareholders to approve the transactions contemplated by the Transaction Agreement and not withdraw, qualify, amend in an adverse manner such recommendations or approve or recommend or agree to any other takeover proposal (in each case a "Subsequent Determination") unless its Board concludes in good faith after consultation with and based upon the advice of its legal advisers that the failure to take such action would be in breach of the fiduciary duties of the directors or would violate the obligations of the Board under the provisions of the City Code and/or applicable law or regulation or rules of any applicable exchange;

                           (iv)     if either party breaches the
                                    undertaking referred to in
                                    sub-paragraph (e)(ii) or (iii), it
                                    agrees to pay damages to the other
                                    equal to the other's reasonable costs
                                    and expenses incurred in investigating
                                    and making the Transaction and interest
                                    (at two per cent. above the base
                                    lending rate of Barclays Bank PLC) on
                                    the balance outstanding from time to
                                    time. The parties agree that any such
                                    amount is a genuine pre-estimate of
                                    damages suffered in such an event. The
                                    maximum amount so payable cannot exceed
                                    the amount referred to in sub-paragraph
                                    (e)(iv);

                           (iv)     if, on or before the expiry of the
                                    Exclusivity Period, any announcement is
                                    made by any third party of a takeover
                                    proposal involving either party (which
                                    becomes unconditional in all respects
                                    or otherwise effective), such party
                                    will pay the other a fee of the lesser
                                    of U.S. $2.29 million and the largest
                                    sum as would not reduce the net assets
                                    of Gemini as defined in section 152(2)
                                    of the UK Companies Act to a material
                                    extent, provided that if Gemini has no
                                    net assets (as so defined), no such sum
                                    shall be payable (the "Maximum
                                    Liability").

                  (f)      Termination: Termination Fee

                           The Transaction Agreement may be terminated by:

                           (i)      mutual written consent of SEQUENOM and
                                    Gemini;

                           (ii) either SEQUENOM or Gemini, by written notice, if the Effective Date has not occurred on or before November 30, 2001 other than as a result of a material breach of its obligations under the Transaction Agreement;

                           (iii) by either party by written notice, if the Board of the other has made a Subsequent Determination;

                           (iv) by either party by written notice, if it has made a Subsequent Determination consistent with the permissive provisions of the agreement to do so;

                           (v) by either party by written notice, if the shareholders of the other shall reject the resolutions required to give effect to the Transaction;

                           (vi) by either party by written notice, if a Condition shall cease to be capable of satisfaction and is not waived by a party permitted to do so , subject in all cases to compliance with the City Code and the requirements of the Panel;

                           (vii)    by either party if there has been a
                                    breach by the other of certain
                                    obligations with respect to any of the
                                    Conditions in relation to the other
                                    party (which is not cured within 15
                                    days of notice being received by the
                                    other party), subject in all cases to
                                    compliance with the City Code and the
                                    requirements of the Panel;

                           and if the Transaction Agreement is terminated by either party in the circumstances referred to in sub-paragraphs (f)(iii) or (vii) the other, or if a party terminates in the circumstances referred to in sub-paragraph (f)(iv) it, agrees to pay a termination fee equal to the Maximum Liability after deducting any amount otherwise paid under the Agreement.



                                APPENDIX II

Definitions

The following definitions apply throughout this Announcement, unless the context otherwise requires:

"Affiliate"                         when used in relation to a specified
                                    person, a person that directly or
                                    indirectly through one or more
                                    intermediaries, controls or is
                                    controlled by, or is under common
                                    control with, such specified person;

"Affiliate Agreement"               an agreement between SEQUENOM and any
                                    person deemed by SEQUENOM to be an
                                    Affiliate, inter alia, restricting the
                                    ability of the Affiliate to deal in
                                    SEQUENOM's Shares or Gemini's Shares;

"Agreed Terms"                      in relation to any document, such
                                    document in the terms agreed between
                                    Offeror and Gemini and signed by them
                                    or on their behalf for the purposes of
                                    identification;

"Board"                             the board of directors of Gemini or
                                    SEQUENOM, as the case may be;

"Business Day"                      a day (excluding Saturdays or Sundays)
                                    on which banks are generally open for
                                    business in New York, San Diego and
                                    London;

"City Code"                         The City Code on Takeovers and Mergers;

"Combined Group"                    the SEQUENOM Group as enlarged by the
                                    Gemini Group following the Transaction;

"Conditions"                        the conditions to the implementation of
                                    the Scheme and the Transaction required
                                    to be satisfied or waived prior to the
                                    Effective Date which are set out in
                                    Appendix I;

"Consideration Stock"               the fully paid and non-assessable
                                    SEQUENOM Stock to be issued to Scheme
                                    Shareholders as consideration under the
                                    Scheme;

"Court"                             the High Court of Justice in England
                                    and Wales;

"Court Meeting"                     the meeting of the Scheme Shareholders
                                    convened by order of the Court to
                                    consider and, if thought fit, approve
                                    the Scheme (with or without amendment);

"Depositary"                        The Bank of New York;

"Effective                          Date" the date on which the Scheme
                                    becomes effective and references to the
                                    "Effective Time" shall mean the time on
                                    such date at which the Scheme becomes
                                    effective;

"Extraordinary General
Meeting" the extraordinary general meeting of Gemini Shareholders in connection with the Scheme;

"Exchange Act"                      the United States Securities Exchange
                                    Act of 1934, as amended;

"Exchange Proportion"               0.2 of a share of SEQUENOM Stock for
                                    each Gemini Share (representing 0.4 of
                                    a share of SEQUENOM Stock for each
                                    Gemini ADS);

"Final Court Order" the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the cancellation of the share capital involved therein under section 137 of the UK Companies Act;

"Final Hearing"                     the Court hearing at which the Final
                                    Court Order is made;

"Gemini" or the "Company"
or "Offeree"                        Gemini Genomics PLC;

"Gemini ADSs"                       American Depositary Shares of Gemini,
                                    each representing two (2) Gemini
                                    Shares;

"Gemini Group" or
"Offeree Group"                     Gemini and its Subsidiaries;

"Gemini Scheme Shares"
or "Offeree Scheme Shares"          Gemini Shares in issue on the date of
                                    the Scheme together with any further
                                    Gemini Shares:

                                    (i)     in issue 48 hours prior to the
                                            time of the Court Meeting; and

                                    (ii)    issued thereafter and prior to
                                            the close of business on the
                                            Business Day before the date of
                                            the Final Court Order either on
                                            terms that the original or any
                                            subsequent holders thereof
                                            shall be bound by the Scheme or
                                            in respect of which the holders
                                            thereof shall have agreed to be
                                            bound by the Scheme;

"Gemini Share Option
Schemes" the Share Option Plan of Offeree, Parts A and B, the Savings Related Share Option Scheme of Offeree, the
                                    International Executive Share Option
                                    Plan of Offeree and any option deeds
                                    under which the Offeree has granted
                                    options to employees, consultants or
                                    others;

"Gemini Shareholders"               holders of Gemini Shares;

"Gemini Shares" or
"Offeree Shares"                    ordinary shares of 5p each in Gemini;

"Gemini Warrants" the existing warrants to subscribe for 40,000 Gemini Shares and any additional warrants to subscribe for up to a further 60,000 Gemini Shares which Gemini may be required to grant to the holder of the existing warrants;

"Meetings"                          the Court Meeting and the Extraordinary
                                    General Meeting;

"NASDAQ"                            the NASDAQ National Market System
                                    operated by NASDAQ, Inc.;

"New Gemini Shares"                 the Gemini Shares to be issued fully
                                    paid to SEQUENOM pursuant to the
                                    Scheme;

"Non-voting Deferred Share"         a Gemini share carrying no right to
                                    vote or to dividend and a limited
                                    entitlement on winding-up, to be
                                    created by resolution at the
                                    Extraordinary General Meeting and
                                    issued fully paid to SEQUENOM
                                    immediately prior to the Effective
                                    Time;

"Panel"                             the Panel on Takeovers and Mergers;

"Proxy Statement"                   the proxy statement comprising a letter
                                    to SEQUENOM Shareholders, notice of
                                    meeting and proxy statement to be
                                    distributed to SEQUENOM Shareholders in
                                    connection with the issuance of the
                                    Consideration Stock by SEQUENOM
                                    pursuant to the Scheme;

"Record Date"                       close of business on the Business Day
                                    immediately preceding the Effective
                                    Date;

"Resolutions"                       the resolutions to be proposed at the
                                    Meetings;

"Scheme" or "Scheme of
Arrangement"                        the scheme of arrangement under section
                                    425 of the UK Companies Act between
                                    Gemini and the Scheme Shareholders to
                                    be set out in the Explanatory
                                    Statement, with or subject to any
                                    modification, addition or condition
                                    approved or imposed by the Court and
                                    agreed to by Offeror;

"Scheme Circular"                   the circular to be sent to holders of
                                    Gemini Shares in connection with the
                                    Scheme prepared pursuant to section 426
                                    of the UK Companies Act;

"SEQUENOM"
or "Offeror"                        SEQUENOM, Inc., a Delaware corporation;

"SEQUENOM Group" or
"Offeror Group"                     SEQUENOM and its Subsidiaries;

"SEQUENOM Share" or
"Offeror Share"                     a share of SEQUENOM Stock;

"SEQUENOM Shareholders"             holders of SEQUENOM Stock;

"SEQUENOM Stock Option
Plan"                               SEQUENOM 1999 Stock Option Plan;

"SEQUENOM Special Meeting"
or "Special Meeting"                the meeting of SEQUENOM Shareholders
                                    being held in connection with the
                                    approval of the increase of authorized
                                    Offeror share capital and issuance of
                                    the Consideration Stock;

"SEQUENOM Stock" or
"Offeror Stock"                     shares of common stock of $0.001 par
                                    value each in the capital of SEQUENOM;

"SEQUENOM Stockholders
Approval"                           the affirmative vote of the holders of
                                    a majority of the outstanding SEQUENOM
                                    Stock as of the record date for the
                                    SEQUENOM Special Meeting for the
                                    purpose of approving the issuance of
                                    the Consideration Stock;

"Scheme Shareholders"               holders of the Gemini Scheme Shares;

"SEC"                               the United States Securities and
                                    Exchange Commission;

"Securities Act"                    the United States Securities Act of
                                    1933, as amended;

"SNP"                               single nucleotide polymorphism;

"Subsidiary"                        a subsidiary as defined in section 736
                                    of the UK Companies Act and
                                    "Subsidiaries" shall be construed
                                    accordingly;

"Transaction"                       the merger of Gemini and SEQUENOM
                                    pursuant to the Scheme;

"Transaction                        Agreement" the agreement entered into
                                    between Gemini and SEQUENOM on the date
                                    of this Announcement relating to their
                                    respective obligations in connection
                                    with the Transaction;

"UK" or "United Kingdom"            the United Kingdom of Great Britain and
                                    Northern Ireland;

"UK Companies Act"                  the Companies Act 1985, as amended;

"United States" or "US" the United States of America, its territories and possessions, any State of the United States of America and the District of Colombia, and all other areas subject to its jurisdiction;

"US GAAP"                           United States generally accepted
                                    accounting principles;

"wider Offeree Group"               Gemini and its Subsidiaries, subsidiary
                                    undertakings, associated undertakings
                                    and any other undertaking in which
                                    Gemini and any such undertakings
                                    (aggregating their interests) have a
                                    substantial interest; and

"wider Offeror Group"               SEQUENOM and any subsidiary
                                    undertaking, associated undertaking and
                                    any other undertaking in which SEQUENOM
                                    and such undertakings (aggregating
                                    their interests) have a substantial
                                    interest.

For the purpose of this Appendix II, "holding company", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the UK Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the UK Companies Act) and "substantial interest" means a direct or indirect interest in 20% or more of the equity capital of an undertaking.

References to $ are to US dollars.



                                                                      Exhibit 2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or transferred all your shares in Gemini Genomics PLC ("Gemini" or the "Company"), please forward this document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the Australia, Canada or Japan.

-------------------------------------------------------------------------------


To the shareholders and, for information only, to holders of options under the Gemini Share Option Schemes.


Dear Shareholder,

SEQUENOM, Inc. and Gemini announced [today] that they have agreed the terms of a transaction to merge the two companies. I enclose the text of that announcement with this letter.

There is no need for you to take any action in respect of this transaction until otherwise notified by us. The steps required to be taken by you in due course will be set out in the formal transaction documentation, which we expect to circulate to shareholders and optionholders no earlier than the end of June 2001, following preliminary filings that must first be made by SEQUENOM, Inc. with the US Securities Exchange Commission. Should there be any significant delay in the expected timetable, we will write to you again with further information.

Yours faithfully,



?
Chairman



The directors of Gemini accept responsibility for the information contained in this letter, save for the information in the accompanying announcement relating to SEQUENOM, Inc. and the directors of SEQUENOM, Inc. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document is not being mailed or otherwise distributed or sent in or into Australia, Canada or Japan.

Persons receiving this document should note that Seymour Pierce Limited, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Gemini and no one else in connection with the transaction and will not be responsible to anyone other than Gemini for providing the protections afforded to customers of Seymour Pierce Limited or for providing advice in relation to the matters described herein.